UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Visionics Corporation Retirement Plan

(Exact name of the plan)

Identix Incorporated

(Name of issuer.)

5600 Rowland Road, Minnetonka, Minnesota	55343

(Address of principal executive offices)	(Zip Code)

Visionics Corporation
Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

Visionics Corporation Retirement Plan
Index
December 31, 2002 and 2001

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
Visionics Corporation Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended present fairly, in all material respects, the net assets available for benefits of the Visionics Corporation Retirement Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions at and for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1, the Board of Directors of Identix Incorporated approved the merger of the Plan into the Identix Retirement Savings Plan effective January 1, 2003. On January 31, 2003, all Plan assets were transferred into the Identix Retirement Savings Plan.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
November 14, 2003

INDEPENDENT AUDITORS’ REPORT

The Plan Trustees
Visionics Corporation Retirement Plan:

We have audited the accompanying statement of net assets available for plan benefits of Visionics Corporation Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Visionics Corporation Retirement Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Minneapolis, Minnesota
May 3, 2002

Visionics Corporation Retirement Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Investments, at fair value
Identix Incorporated common stock	$1,580,952	$—
Visionics Corporation common stock	—	3,572,103
Mutual funds	2,381,161	2,417,079
Money market accounts	29,877	40,069
Participant loans	114,698	144,429

Total investments	4,106,688	6,173,680

Receivables
Employee contributions	29,762	—
Employer matching contributions	205,500	269,745

Total receivables	235,262	269,745

Net assets available for plan benefits	$4,341,950	$6,443,425

The accompanying notes are an integral part of these financial statements.

Visionics Corporation Retirement Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Investment income (loss)
Net depreciation in fair value of mutual funds	$(636,146)	$(198,514)
Net (depreciation) appreciation in fair value of common stock	(1,979,886)	3,569,138
Interest and dividend income	543	962
Participant loan interest income	10,818	11,350

	(2,604,671)	3,382,936

Contributions
Employer	205,500	269,745
Participants	756,011	603,584
Rollovers	2,526	24,153

	964,037	897,482

Deductions
Benefits paid to participants	(460,576)	(811,963)
Administrative expenses	(265)	(215)

	(460,841)	(812,178)

Net (decrease) increase in net assets available for plan benefits	(2,101,475)	3,468,240
Net assets available for plan benefits
Beginning of year	6,443,425	2,975,185

End of year	$4,341,950	$6,443,425

The accompanying notes are an integral part of these financial statements.

Visionics Corporation Retirement Plan

Notes to Financial Statements
December 31, 2002 and 2001

1.	Plan Information and Basis of Presentation

The following description of the Visionics Corporation Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

Plan Merger

On June 25, 2002, Identix Incorporated completed its merger with Visionics Corporation. In connection with the merger transaction, each outstanding share of Visionics Corporation common stock was exchanged for 1.3436 shares of Identix Incorporated common stock. The Board of Directors of Identix Incorporated approved the merger of the Plan into the Identix Retirement Savings Plan effective January 1, 2003. On January 31, 2003, all Plan assets were transferred into the Identix Retirement Savings Plan. The merger did not result in elimination of any benefit, right or option that relates to the accounts transferred. Effective January 1, 2003, all employees with service to Visionics Corporation and its wholly owned subsidiary, Visionics Technology Corporation, who met eligibility requirements, were allowed to participate in the Identix Retirement Savings Plan. The Plan continued to operate as outlined below until the Plan merger discussed above.

General

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was a contributory defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covered substantially all employees of Visionics Corporation, formally known as Digital Biometrics, Inc. (“Employer” or “Company”). The Employer could make matching contributions equal to a discretionary percentage, to be determined by the Employer, of the Participant’s salary reductions. At Employers discretion, Company contributions could be made in cash or shares of Company stock. Contributions by and on behalf of participants were invested in accordance with the participants’ investment designations in one or more investment options. Plan participants had ten investment options in which they could choose to have their funds invested. Employees of the Company or its wholly owned subsidiary could elect to participate in the Plan upon becoming eligible, which was on the first day of the month after one entire month from their hire date. Employees were also permitted to deposit distributions from other qualified plans into the Plan at the discretion of the Plan administrator.

The Plan was administered by the Company, which also acted as trustee for the Plan. Tax Sheltered Compensation, Inc. (the “Plan Administrator”) provided third-party administration services, including recordkeeping, and RBC Dain Rauscher Investment Services provided brokerage services for the Plan.

Visionics Corporation Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

Contributions

Each participant could contribute 1 percent to 20 percent of compensation, in whole percentages, on a pretax basis to the Plan up to an annual maximum determined by the Internal Revenue Code, by means of regular payroll deductions. Participants could change their contribution percentages monthly during the plan year. In addition, they could elect to stop making contributions entirely at any time. During 2002 and 2001, the Company matched participant pretax contributions on a 50 percent basis up to 5 percent of compensation, as defined by the Plan agreement. Matching contributions made by the Company for 2001 were paid in shares of Visionics Corporation common stock and for 2002 were paid in shares of Identix Incorporated common stock. The Company matching contributions were immediately available for transfer by the participant to the other fund options of the Plan subject to the Company’s insider trading policy limitations.

During fiscal 2003, prohibited transactions occurred between the Plan and the Plan sponsor in the form of $2,808 in late deposits of Employee 401(k) deferrals. The deposits and lost interest income were subsequently made during fiscal 2003.

Vesting

Participants were immediately vested in their pretax contributions and Employer matching contributions plus actual earnings thereon.

Funding Policy

The Employer’s matching contributions were funded annually while participant contributions were funded at each pay period.

Participant Accounts

Each participant’s account was credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings. Allocations of Plan earnings were based on the balance of each investment type in the participant’s account. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s account.

Participants could choose to invest their contributions in the common stock of Identix Incorporated, Great Hall Money Market Fund and various mutual funds including Oppenheimer Main Street Growth & Income Fund, Oppenheimer Global Fund, Oppenheimer Quest Opportunity Value Fund, Fidelity Advisor Growth Opportunities Fund, Seligman Communications & Information Fund, MFS Emerging Growth Fund, Alliance Bond Fund and the Federated Cash Management Trust. As one of their investment options, participants could allocate their investment in the common stock of Identix Incorporated, subject to the Company’s insider trading policy, or any of the other funds at their discretion. Investment options were selected by the trustees of the Plan.

Participant Loans

The Plan had a loan feature available to all Plan participants. All loans were treated as directed investments. Loans were made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Account. Loans were collateralized by the participant’s vested account balance. Loans to terminated participants and loans in default were treated as distributions to the participant. Loans were generally repaid through payroll deductions including principal and interest. The principal portion reduced the receivable from participants and both principal and interest were transferred to the participant’s investment account as repayments were received.

Visionics Corporation Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

Participants could obtain loans based on the vested value of their accounts. New loans could not exceed 50 percent of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans bear a rate of interest equal to the prime rate and were repaid over a period not to exceed five years unless used to purchase the participant’s primary residence, in which case the loan was to be repaid over a reasonable period.

Benefit Payments

Upon termination of service, a participant could generally elect to receive the value of his or her account in a lump-sum amount or they could leave their funds in the Plan. Benefits became payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

Administrative Fees

The Employer paid most of the Plan’s administrative expenses. These expenses include, but were not limited to, legal, accounting and recordkeeping fees. Loan fees were paid by participants through the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements were prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Investments are reported at fair value, using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan. Participant loans are reported at estimated fair value, consisting of outstanding principal and any related accrued interest.

Identix Incorporated’s common stock is traded on The Nasdaq National Market. Visionics Corporation’s common stock was traded on The Nasdaq National Market until the merger with Identix Incorporated in June 2002 as discussed in Note 1. At December 31, 2002, the quoted market value of Identix Incorporated’s common stock was $5.15 per share. At December 31, 2001, the quoted market value of Visionics Corporation’s common stock was $14.43 per share.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

Income Taxes

The Internal Revenue Service has issued a determination letter dated May 8, 1996, that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan had been amended since receiving the determination letter. An updated determination letter had not been requested; however, the Plan Administrator believes the Plan was designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

Visionics Corporation Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

Use of Estimates

The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities, including Identix Incorporated common stock. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits in future periods.

3.	Descriptions of Investment Options

Identix Incorporated completed its merger with Visionics Corporation in June 2002. Identix Incorporated is in the business of providing various identification products for security, anti-fraud and law enforcement. Identix Incorporated’s common stock is traded on the Nasdaq stock exchange under the symbol IDNX.

Visionics Corporation was in the business of providing worldwide identification technologies and systems. Visionics Corporation common stock was traded on the Nasdaq stock exchange under the symbol VSNX until the merger with Identix Incorporated in June 2002.

The Oppenheimer Main Street Growth & Income Fund is an Oppenheimer mutual fund that seeks high total return from equity and debt securities.

The Oppenheimer Global Fund is an Oppenheimer mutual fund that invests mainly in foreign and domestic equities of companies considered to have growth potential. Income is not a consideration in selecting portfolio securities, and the fund’s intention is to invest largely in foreign issues.

The Oppenheimer Quest Opportunity Value Fund is an Oppenheimer mutual fund that seeks capital appreciation through investments in mainly equity securities of companies believed to be undervalued in the marketplace.

The Fidelity Advisor Growth Opportunities Fund is a Fidelity Advisor mutual fund that invests primarily in common stocks of domestic and foreign issuers and tends to buy “growth” stocks or “value” stocks, or a combination of both.

The Seligman Communications & Information Fund is a Seligman Group mutual fund that seeks capital growth through investment in common stocks of large, as well as small to mid-sized companies in the communications, information, or related industries.

Visionics Corporation Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

The MFS Emerging Growth Fund is an MFS Investment Management mutual fund that invests in common stock and related securities such as preferred stock, convertible securities and depositary receipts of companies that are early in their life cycle but have the potential to become major enterprises, or are major enterprises whose earnings growth are expected to accelerate.

The Alliance Bond Fund is an Alliance Capital series fund that seeks income through holdings in investment-grade senior securities where the majority of assets are invested in fixed-income securities.

The Great Hall Money Market Fund is a Great Hall Investment mutual fund that invests in short-term securities consistent with the preservation of capital and the maintenance of liquidity. Investments are divided into three main funds: Prime Fund, Government Fund, and Tax-Free Fund, which include: commercial paper, corporate debt obligations, bank securities, certificates of deposit, U.S. Treasury bills, bonds, notes, and other high quality debt obligations that are tax-exempt from interest.

4.	Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan Administrator at such time and in such manner as the Plan Administrator shall state. See discussion in Note 1 above on the Plan merger.

5.	Investments

The fair values of the investments of the Plan at December 31, 2002 and 2001 were as follows:

	2002	2001
* Identix Incorporated common stock	$1,580,952	$—
* Visionics Corporation common stock	—	3,572,103
* Oppenheimer Main Street Growth & Income Fund	449,287	452,750
* Oppenheimer Global Fund	462,078	491,919
* Oppenheimer Quest Opportunity Value Fund	221,786	197,233
* Fidelity Advisor Growth Opportunities Fund	342,575	354,325
* Seligman Communications & Information Fund	275,771	330,140
* MFS Emerging Growth Fund	293,395	319,733
* Alliance Bond Fund	336,269	270,979
Great Hall Money Market Fund	5,503	40,069
Federated Cash Management Trust	24,374	—
Participant loans receivable	114,698	144,429

	$4,106,688	$6,173,680

* Represents 5 percent or more of the fair value of net assets available for benefits.

Visionics Corporation Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

At December 31, 2002, participant loans receivable had interest rates ranging from 5.25 percent to 10.00 percent and mature at various dates through 2012.

6.	Net Appreciation (Depreciation) in Fair Value of Investments

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments bought, sold, as well as held during the period) appreciated (depreciated) in value by $(2,616,032) and $3,370,624, respectively, as follows:

	2002	2001
Investments in common stock	$(1,979,886)	$3,569,138
Mutual funds	(636,146)	(198,514)

	$(2,616,032)	$3,370,624

7.	Parties-in-Interest

Transactions resulting in the Plan’s assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. RBC Dain Rauscher Investment Services was a party-in-interest as a result of the brokerage service it provided. Tax Sheltered Compensation, Inc. was a party-in-interest as a result of their receiving plan assets and making benefit payments as administrative agent. Identix Incorporated and Visionics Corporation are also party-in-interest as a result of investing in their common stock. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by ERISA.

SUPPLEMENTAL SCHEDULES

Visionics Corporation Retirement Plan

Schedule of Assets Held for Investment Purposes
December 31, 2002	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borrower, Lessor	Description of		Current
	or Similar Party	Investment	Cost**	Value
*	Identix Incorporated	Common Stock		$1,580,952
	Oppenheimer	Main Street Growth & Income Fund		449,287
	Oppenheimer	Global Fund		462,078
	Oppenheimer	Quest Opportunity Value Fund		221,786
	Fidelity Advisor	Growth Opportunities Fund		342,575
	Seligman	Communications & Information Fund		275,771
	MFS	Emerging Growth Fund		293,395
	Alliance	Bond Fund		336,269
	Great Hall	Money Market Fund		5,503
	Federated	Cash Management Trust		24,374
*	Participant loans	Participants loans receivable with interest rates ranging from 5.25 percent to 10.00 percent, maturing at various dates through 2012		114,698

				$4,106,688

*	Denotes party-in-interest.
**	Historical cost information was omitted as it is no longer required under the instructions for Form 5500 for participant-directed investments.

Visionics Corporation Retirement Plan

Schedule of Nonexempt Transactions
Year Ended December 31, 2002	Schedule II

(a)	(b)	(c)
Relationship to Plan,
Employer or Other
Party Involved	Party-in-Interest	Description of Transaction
Identix Incorporated	Plan sponsor
During the year ended December 31, 2002, the Plan sponsor failed to remit certain participant contributions to the Plan on a timely basis on two occasions. The Plan sponsor subsequently identified these transactions and implemented a corrective action plan to ensure that the affected Plan participants’ account balances were corrected for any lost investment earnings. The total amount of the late participant contributions was $2,808. In 2003, the Plan sponsor contributed $75 to correct the affected participants’ account balances for lost investment earnings.

Note: Columns (d) through (j) are excluded because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Visionics Corporation Retirement Plan

Date:	March 25, 2004
Minneapolis, Minnesota
By: /s/ James H. Moar

James H. Moar
Chief Financial Officer
Identix Incorporated